NO ACT

PE
12-18-09

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

[redacted]

10010477

Received SEC
JAN 2 1 2010
Washington, DC 20549

January 21, 2010

Elizabeth A. Ising
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 01-21-2010

Re: Exxon Mobil Corporation
Incoming letter dated December 18, 2009

Dear Ms. Ising:

This is in response to your letter dated December 18, 2009 concerning the shareholder proposals submitted to ExxonMobil by Ram Trust Services, Stephen Viederman, and Gwendolen Noyes. We also received a letter from Ram Trust Services on December 29, 2009. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: John P.M. Higgins
President
Ram Trust Services
45 Exchange Street
Portland, ME 04101

cc: Gwendolen Noyes

*** FISMA & OMB Memorandum M-07-16 ***

Stephen Viederman

*** FISMA & OMB Memorandum M-07-16 ***

January 21, 2010

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Exxon Mobil Corporation
Incoming letter dated December 18, 2009

The proposals request the board "to adopt as policy, and amend the bylaws as necessary, to require the Chair of the Board of Directors to be an independent member of the Board."

There appears to be some basis for your view that ExxonMobil may exclude the proposals under rule 14a-8(i)(6). As it does not appear to be within the power of the board of directors to ensure that its chairman retains his or her independence at all times and the proposals do not provide the board with an opportunity or mechanism to cure such a violation of the standard requested in the proposals, it appears that the proposals are beyond the power of the board to implement. Accordingly, we will not recommend enforcement action to the Commission if ExxonMobil omits the proposals from its proxy materials in reliance on rule 14a-8(i)(6).

Sincerely,

Matt S. McNair
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

RAM TRUST SERVICES

VIA OVER NIGHT MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

2009 DEC 29 PM 1:23

Re: Exxon Mobil Corporation
Shareholder Proposal of Ram Trust Services et. al.
Securities Exchange Act of 1934 - Rule 14a-8

Ladies and Gentlemen:

We are writing in response to a letter to you dated December 18, 2009 from Gibson, Dunn & Crutcher LLP, counsel for Exxon Mobil Corporation, regarding a shareholder proposal (the "Proposal") of Ram Trust Services, submitted pursuant to Rule 14a-8 under the Securities Exchange Act of 1934 for inclusion in the 2010 proxy materials of Exxon Mobil.

The Proposal states:

> RESOLVED: The shareholders request the Board of Directors to adopt as policy, and amend the bylaws as necessary, to require the Chair of the Board of Directors to be an independent member of the Board. This policy should be phased in for the next CEO transition.

Gibson Dunn has written that Exxon Mobil intends to omit the Proposal, principally on the basis of the Staff's guidance in Staff Legal Bulletin 14C. In that SLB, the Staff indicates that it would permit an issuer to exclude a proposal regarding director independence under Rule 14a-8(i)(6) "on the basis that the proposal does not provide the board with an opportunity or mechanism to cure a violation of the standard requested in the proposal."

RAM Trust believes that implicit in the Proposal requesting the Exxon Mobil board to adopt a policy on the independence of the chairman is an assumption that the policy crafted by the board would address opportunities and mechanisms for cure and other circumstances where compliance with the policy is not possible. This is certainly what the Proposal intended.

45 EXCHANGE STREET PORTLAND MAINE 04101 TELEPHONE 207 775 2354 FACSIMILE 207 775 4289

To avoid any doubt over this issue, RAM Trust is clarifying the Proposal so that it now states:

> RESOLVED: The shareholders request the Board of Directors to adopt as policy, and amend the bylaws as necessary, to require the Chair of the Board of Directors, wherever possible, to be an independent member of the Board. This policy should be phased in for the next CEO transition.

The addition of the words "wherever possible" is intended to explicitly convey the expectation that the board policy and the bylaws would address extraordinary situations, such as where the chairman ceases to be independent, where strict compliance with the policy is not possible. The Staff has in the past declined no-action relief in respect of proposals with this formulation. See e.g. Bristol-Myers Squibb Co. (February 7, 2005); Merck & Co. (December 29, 2004).

With the Proposal clarified as set forth in this letter, RAM Trust respectfully requests that the Staff decline the requested no action assurance should Exxon Mobil exclude the Proposal from its 2010 proxy materials.

Very truly yours,

RAM TRUST SERVICES

By: ______________

President

cc: Elizabeth A. Ising
Gibson Dunn & Crutcher LLP
Mr. Stephen Viederman

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com

eising@gibsondunn.com

December 18, 2009

Direct Dial
(202) 955-8287
Fax No.
(202) 530-9631

Client No.
C 26471-00003

VIA E-MAIL
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Exxon Mobil Corporation*
Shareholder Proposals of Ram Trust Services, et al. and Gwendolen Noyes
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that our client, Exxon Mobil Corporation (the "Company"), intends to omit from its proxy statement and form of proxy for its 2010 Annual Meeting of Shareholders (collectively, the "2010 Proxy Materials") a shareholder proposal and statements in support thereof received from Ram Trust Services and Stephen Viederman and a shareholder proposal and statements in support thereof received from Gwendolen Noyes (together with Ram Trust and Stephen Viederman, the "Proponents").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2010 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponents.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponents that if the Proponents elect to submit additional correspondence to the Commission or the Staff with respect to the shareholder proposals discussed in this no-action request, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

BACKGROUND

On December 9, 2009, the Company received a shareholder proposal (the "Viederman Proposal") and statements in support thereof from Stephen Viederman. A copy of the Viederman Proposal is attached to this letter as Exhibit A. Thereafter, on December 11, 2009, the Company received a shareholder proposal (the "Noyes Proposal") and statements in support thereof from Gwendolen Noyes and a letter from Ms. Noyes indicating that she was a co-sponsor of the Viederman Proposal, with Mr. Viederman acting as primary filer. A copy of the Noyes Proposal is attached to this letter as Exhibit B. On December 11, 2009, the Company also received a shareholder proposal (the "Ram Trust Proposal") and statements in support thereof from Ram Trust Services. A copy of the Ram Trust Proposal is attached to this letter as Exhibit C. That same day, the Company received an e-mail from Mr. Viederman withdrawing the Viederman Proposal and indicating that Mr. Viederman intended to co-sponsor the Ram Trust Proposal (hereafter, the "Ram Trust/Viederman Proposal" and, together with the Noyes Proposal, the "Proposals"). *See* Exhibit A. The Proposals are identical but the supporting statements in the Ram Trust/Viederman Proposal differ from the supporting statements in the Noyes Proposal.

THE PROPOSALS

The Proposals state:

> RESOLVED: The shareholders request the Board of Directors to adopt as policy, and amend the bylaws as necessary, to require the Chair of the Board of Directors to be an independent member of the Board. This policy should be phased in for the next CEO transition.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposals may be excluded from the 2010 Proxy Materials pursuant to Rule 14a-8(i)(6) because the Company lacks the power and authority to implement the Proposals.

ANALYSIS

The Proposals May Be Excluded Under Rule 14a-8(i)(6) Because The Company Lacks The Power And Authority To Implement The Proposals.

A company may exclude a proposal under Rule 14a-8(i)(6) "[i]f the company would lack the power or authority to implement the proposal." The Proposals request that the Company's Board of Directors adopt as policy, and amend the Company's bylaws as necessary, to require the Chairman of the Board of Directors to be an independent director. We believe that the Proposals are excludable under Rule 14a-8(i)(6) because the Company cannot guarantee that an independent director would (1) be elected to the Board by the Company's shareholders, (2) be elected as Chairman by the members of the Board, (3) be willing to serve as Chairman, and (4) remain independent (under an unspecified definition of independence) at all times while serving as Chairman. Further, while the Proposals acknowledge that it should be phased in for the next chief executive officer, they do not provide the Board with an opportunity or mechanism to cure a situation where the Chairman of the Board fails to maintain his or her independence.

The Staff has stated that "when a proposal is drafted in a manner that would require a director to maintain his or her independence at all times, we permit the company to exclude the proposal under rule 14a-8(i)(6) on the basis that the proposal does not provide the board with an opportunity or mechanism to cure a violation of the standard requested in the proposal." Staff Legal Bulletin No. 14C (Jun. 28, 2005) ("SLB 14C"). In SLB 14C, the Staff cited its decision in *Allied Waste Industries, Inc.* (avail. Mar. 21, 2005), as an example of a proposal that was properly excluded. In *Allied Waste Industries* the Staff granted no-action relief with respect to a proposal urging the board of directors to amend the company's bylaws to require that an independent director who has not served as the chief executive of the company serve as chairman of the board of directors. In granting relief, the Staff noted that the proposal did not provide the board with an opportunity or mechanism to cure a violation of the independence standard requested in the proposal.

Consistent with its position in SLB 14C, the Staff repeatedly has concurred in the exclusion of shareholder proposals where the company's board did not have the power to ensure that its chairman would retain his or her independence at all times and the proposal did not provide the board with an opportunity or mechanism to cure a violation of the independence standard. *See Verizon Communications Inc.* (avail. Feb. 8, 2007) (concurring with the exclusion of a proposal urging the board to amend the bylaws to require that an independent director, as defined by the rules of the New York Stock Exchange, be its chairman); *E.I. du Pont de Nemours and Co.* (avail Feb. 7, 2007) (concurring with the exclusion of a proposal requiring that the board take steps to amend the bylaws to require that an independent director serve as chairman of the board); *Ford Motor Co.* (avail. Feb. 27, 2005) (concurring with the exclusion of a proposal requesting that the board of directors adopt a policy that an independent director serve as chairman of the board); *Intel Corp.* (avail. Feb. 7. 2005) (concurring with the exclusion of a proposal urging a board of directors to amend the bylaws to require that an independent director be the chairman of the board); *LSB Bancshares, Inc.* (avail. Feb. 7, 2005) (concurring with the exclusion of a proposal requiring that the board amend the bylaws to require that an independent director serve as chairman of the board); *General Electric Co.* (avail. Jan. 14, 2005) (concurring with the exclusion of a proposal requesting that the board of directors adopt a policy that an independent director serve as chairman of the board of directors); *Cintas Corp.* (avail. Aug. 27, 2004) (concurring with the exclusion of a proposal requesting that the board adopt a policy that the board chairman be an independent director who had not previously served as an executive officer of the company). *See also H.J. Heinz Co.* (avail. June 14, 2004) (concurring with the exclusion of a proposal urging the board to amend the bylaws to require that an independent director who had not served as an officer of the company serve as the chairman of the board because "it does not appear to be within the board's power to ensure that an individual meeting the specified criteria would be elected as director and serve as chairman of the board"); *AmSouth Bancorporation* (avail. Feb. 24, 2004) (same); *Bank of America Corp.* (avail. Feb. 24, 2004) (same); *Wachovia Corp.* (avail. Feb. 24, 2004) (same); *SouthTrust Corp.* (avail. Jan. 16, 2004) (same).

In addition, in *Exxon Mobil Corp.* (avail. Mar. 13, 2005), the Staff determined that a very similar proposal submitted by Ram Trust Services was excludable from the Company's proxy materials under Rule 14a-8(i)(6). In connection with the 2005 Annual Meeting of Shareholders, Ram Trust Services submitted a shareholder proposal that urged the Board of Directors to take the necessary steps to amend the bylaws to require that an independent director serve as Chairman of the Board of Directors. In finding that the proposal was excludable, the Staff noted that the Board did not have the power to ensure that its Chairman would retain his or her independence at all times and that the proposal did not provide the Board with an opportunity or mechanism to cure a violation of the independence standard. The Proposals submitted by the Proponents in connection with the 2010 Annual Meeting of Shareholders would put the Company's Board of Directors in the same position and thus are similarly excludable under Rule 14a-8(i)(6).

The Proposals differ from those cited by the Staff in SLB 14C as proposals that cannot be excluded under Rule 14a-8(i)(6). *See e.g., Merck & Co.* (avail. Dec. 29, 2004) (Staff denied no-action relief in respect of a proposal requesting that the board of directors establish a policy of separating the positions of chairman and chief executive officer "whenever possible" so that an independent director serves as chairman); *The Walt Disney Co.* (avail. Nov. 24, 2004) (Staff denied no-action relief in respect of a proposal urging the board of directors to amend its corporate governance guidelines to set a policy that the chairman of the board be an independent member, "except in rare and explicitly spelled out, extraordinary circumstances"). *See also Bristol-Myers Squibb Co.* (avail. Feb. 7, 2005) (Staff denied no-action relief in respect of a proposal that requested only that the board establish "a policy of, whenever possible, separating the roles of chairman and chief executive officer"). In SLB 14C, the Staff observed that "if the proposal does not require a director to maintain independence at all times or contains language permitting the company to cure a director's loss of independence, any such loss of independence would not result in an automatic violation of the standard in the proposal and we, therefore, do not permit the company to exclude the proposal under rule 14a-8(i)(6)." The Proposals are distinguishable from the foregoing letters because those proposals included qualifying language that either did not require independence at all times or provided the corporation with an opportunity to cure the loss of independence. No such qualifying language is included in the Proposals.

As noted, the Proposals request that the Company's Board adopt a policy and amend "the Company's bylaws to require that the Chairman of the Board of Directors be an independent director" and does not allow for any exception to this standard. Thus, the Proposals are similar to the proposals excluded under Rule 14a-8(i)(6) in *E.I. du Pont de Nemours*, *Verizon Communications*, *Exxon Mobil* and the other letters addressed above. Accordingly, for the reasons set forth above, we believe that the Company may exclude the Proposals under Rule 14a-8(i)(6), as the Company lacks the power and authority to implement the Proposals.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposals from its 2010 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject.

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8287 or Lisa K. Bork, the Company's Counsel – Corporate & Securities Group, at (972) 444-1473.

Sincerely,

Elizabeth A. Ising

EAI/jag

Enclosures

cc: Lisa K. Bork, Exxon Mobil Corporation
Robert A.G. Monks, Ram Trust Services
Stephen Viederman
Gwendolen Noyes

100781921_5.DOC

Exhibit A

Stephen Viederman

*** FISMA & OMB Memorandum M-07-16 ***

SHAREHOLDER PROPOSAL

DEC 9 2009

NO. OF SHARES ________
DISTRIBUTION: DSR: RME: TJG:
LKB: [redacted] DGH: SMD

RECEIVED
DEC 09 2009
JAMES E. PARSONS

December 9, 2009

Mr. Rex W. Tillerson, Chairman of the Board,
Mr. David Rosenthal, Corporate Secretary
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

David S. Rosenthal <david.s.rosenthal@exxonmobil.com>

Dear Mr. Tillerson and Mr. Rosenthal:

I have continuously owned more than $2000 worth of shares of ExxonMobil Corporation common stock for over one year and will be holding the requisite number of shares through next year's annual meeting which I plan to attend in person or by proxy. Verification of this ownership will be forthcoming.

I hereby file the enclosed shareowner resolution requesting the Board to adopt a policy to require the Chair of the Board to be an independent member of the Board. I am filing as an individual investor and sending a copy by email. This is done in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 for consideration and action by the shareowners at the next annual meeting. I may be joined by other cofilers but will act as the primary filer. The resolution will be presented in accordance with the SEC rules by me or by my proxy.

I hope that between now and the annual meeting a constructive dialogue between the filers of this resolution and ExxonMobil that could result in the withdrawal of the enclosed resolution.

We look forward to ExxonMobil's acknowledgment and response.

Sincerely yours,

Stephen Viederman

Cc: david.g.henry@exxonmobil.com

Separate Chair & CEO
Exxon Mobil

RESOLVED: The shareholders request the Board of Directors to adopt as policy, and amend the bylaws as necessary, to require the Chair of the Board of Directors to be an independent member of the Board. This policy should be phased in for the next CEO transition.

Supporting Statement:

We believe:

- The role of the CEO and management is to run the company.

- The role of the Board of Directors is to provide independent oversight of management and the CEO.

- There is a potential conflict of interest for a CEO to be her/his own overseer while managing the business.

Numerous institutional investors recommend separation. For example, California's Retirement System CalPERS' Principles & Guidelines encourage separation, even with a lead director in place.

In 2009, Yale University's Millstein Center for Corporate Governance and Performance published a Policy Briefing paper "*Chairing the Board,*" arguing the case for a separate, independent Board Chair.

The report was prepared in conjunction with the "Chairmen's Forum" composed of a group of Directors. "A separate CEO and Chairman should improve corporate performance and lead to more competitive compensation practices," said Gary Wilson, former Chair at Northwest Airlines, a Yahoo Director and a member of the Forum.

The report stated that chairing and overseeing the Board is a time intensive responsibility and that a separate Chair leaves the CEO free to manage the company and build effective business strategies.

An independent Chair also avoids conflicts of interest and improves oversight of risk. Any conflict in this role is reduced by clearly spelling out the different responsibilities of the Chair and CEO. An independent Chair is the prevailing practice in the United Kingdom and many international markets.

Many U.S. companies have separate Chairs; by 2008 close to 39% of the S&P 500 companies had boards not chaired by their chief executive.

Shareholder resolutions urging separation of CEO and Chair averaged 36.7% support in 2009 at 30 companies, an indication of strong and growing investor support. Exxon Mobil has faced resolutions requesting this reform for several years with strong vote in 2008 of 40%.

Companies are recognizing increasingly that separating the Chair of the Board and Chief Executive Officer (CEO) is sound corporate governance practice. An independent Chair and vigorous Board can improve focus on important ethical and governance matters, strengthen accountability to shareowners and help forge long-term business strategies that best serve the interests of shareholders, consumers and the company. An independent Chair can enhance investor confidence in Exxon Mobil and strengthen the integrity of the Board.

In consideration of the potential disruption of an immediate change, we are not seeking to replace our present CEO as Chair. To foster a simple transition, we request that this policy be phased in and implemented when the next CEO is chosen in the future. When a Board declares support for this future governance reform, the Board and prospective CEO both will be aware of this change in expectation.

David G Henry/Dallas/ExxonMobil

12/15/2009 01:47 PM

Note: 1 Attachment(s) removed from this message

To Stephen Viederman < *** FISMA & OMB Memorandum M-07-16 ***

cc Thomas J Gill/Dallas/Mobil-Notes@xom

bcc Sandra J Nemeth/Dallas/ExxonMobil

Subject Re: Resolution on separation of Chair and CEO

We accept your withdrawal of the proposal concerning an independent chairman. We will recognize a client of Ram Trust Services as the primary proponent and yourself as a co-filer.

David G. Henry
Investor Relations
(972) 444-1193
BB (214) 789-5513

Stephen Viederman <s.viederman@gmail.com>

Stephen Viederman

*** FISMA & OMB Memorandum M-07-16 ***

12/11/09 03:44 PM

To "David S. Rosenthal" <david.s.rosenthal@exxonmobil.com>

cc "David G. Henry" <david.g.henry@exxonmobil.com>

Subject Resolution on separation of Chair and CEO

Dear Mr. Rosenthal.

This message is to inform you that I am withdrawing my resolution on the separation of chair and CEO sent with my email of December 9, 2009.

This message is also to inform you that I am cofiling the resolution submitted on December 11, 2009, by Ram Trust Services to require that the Board Chair be an independent member of the Board, a copy of which is attached.

I have continuously owned more than $2000 worth of shares of ExxonMobil Corporation common stock for over one year and will be holding the requisite number of shares through next year's annual meeting. Verification of this ownership should have already reached you.

I am cofiling as an individual investor. This is done in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 for consideration and action by the shareowners at the next annual meeting.

I hope that between now and the annual meeting a constructive dialogue between the filers of this resolution and ExxonMobil that could result in the withdrawal of the enclosed resolution.

Sincerely yours,

Stephen Viederman
[attachment "XOM Proposal submitted 121109.pdf" deleted by David G Henry/Dallas/ExxonMobil]

Exhibit B

Ms. Gwendolen Noyes

*** FISMA & OMB Memorandum M-07-16 ***

SHAREHOLDER RELATIONS

DEC 11 2009

NO. OF SHARES________
COMMENT:________
ACTION:________

December 4, 2009

Mr. David Rosenthal
Corporate Secretary
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039

Dear Mr. Rosenthal:

I own 1,056 shares of Exxon Mobil Corporation stock. I believe that companies with a commitment to customers, employees, communities and the environment will prosper long-term. Good governance is also a high priority I believe.

I am submitting the enclosed shareholder proposal as a co-sponsor with Stephen Viederman as the primary filer for inclusion in the 2010 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. I am the beneficial owner, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, of the above mentioned number of Exxon Mobil Corporation shares.

I have been a shareholder for more than one year and will provide verification of ownership position upon request. I will continue to be an investor holding the requisite number of shares through the 2010 stockholder meeting. A representative of the filers will attend the stockholders' meeting to move the resolution as required by SEC rules.

Please copy correspondence both to me and to Timothy Smith at Walden Asset Management (tsmith@bostontrust.com) my investment manager. We look forward to your response.

Sincerely,

Gwendolen Noyes

Encl. Resolution Text

Separate Chair & CEO
Exxon Mobil

RESOLVED: The shareholders request the Board of Directors to adopt as policy, and amend the bylaws as necessary, to require the Chair of the Board of Directors to be an independent member of the Board. This policy should be phased in for the next CEO transition.

Supporting Statement:

We believe:

- The role of the CEO and management is to run the company.
- The role of the Board of Directors is to provide independent oversight of management and the CEO.
- There is a potential conflict of interest for a CEO to be her/his own overseer while managing the business.

Numerous institutional investors recommend separation. For example, California's Retirement System CalPERS' Principles & Guidelines encourage separation, even with a lead director in place.

In 2009, Yale University's Millstein Center for Corporate Governance and Performance published a Policy Briefing paper "*Chairing the Board,*" arguing the case for a separate, independent Board Chair.

The report was prepared in conjunction with the "Chairmen's Forum" composed of a group of Directors. "A separate CEO and Chairman should improve corporate performance and lead to more competitive compensation practices," said Gary Wilson, former Chair at Northwest Airlines, a Yahoo Director and a member of the Forum.

The report stated that chairing and overseeing the Board is a time intensive responsibility and that a separate Chair leaves the CEO free to manage the company and build effective business strategies.

An independent Chair also avoids conflicts of interest and improves oversight of risk. Any conflict in this role is reduced by clearly spelling out the different responsibilities of the Chair and CEO. An independent Chair is the prevailing practice in the United Kingdom and many international markets.

Many U.S. companies have separate Chairs; by 2008 close to 39% of the S&P 500 companies had boards not chaired by their chief executive.

Shareholder resolutions urging separation of CEO and Chair averaged 36.7% support in 2009 at 30 companies, an indication of strong and growing investor support. Exxon Mobil has faced resolutions requesting this reform for several years with strong vote in 2008 of 40%.

Companies are recognizing increasingly that separating the Chair of the Board and Chief Executive Officer (CEO) is sound corporate governance practice. An independent Chair and vigorous Board can improve focus on important ethical and governance matters, strengthen accountability to shareowners and help forge long-term business strategies that best serve the interests of shareholders, consumers and the company. An independent Chair can enhance investor confidence in Exxon Mobil and strengthen the integrity of the Board.

In consideration of the potential disruption of an immediate change, we are not seeking to replace our present CEO as Chair. To foster a simple transition, we request that this policy be phased in and implemented when the next CEO is chosen in the future. When a Board declares support for this future governance reform, the Board and prospective CEO both will be aware of this change in expectation.

Boston Trust & Investment
Management Company

December 4, 2009

To Whom It May Concern:

Boston Trust & Investment Management Company manages assets and acts as custodian for the **Gwendolen Noyes** through its Walden Asset Management division. We are writing to verify that **Gwendolen Noyes** currently owns **1,056** shares of **Exxon Mobil Corporation** (Cusip # **30231G102**). We confirm that **Gwendolen Noyes** has beneficial ownership of at least $2,000 in market value of the voting securities of **Exxon Mobil Corporation** and that such beneficial ownership has existed for one or more years in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934. Further, it is their intent to hold greater than $2,000 in market value through the next annual meeting of **Exxon Mobil Corporation.**

Sincerely,

Timothy Smith
Senior Vice President

Exhibit C

RAM TRUST SERVICES

December 11, 2009

VIA FEDEX PRIORITY OVERNIGHT

Mr. David Rosenthal
Vice President –Investor Relations
Secretary
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039

Dear Mr. Rosenthal,

Ram Trust Services and its clients are greatly concerned about Exxon Mobil's corporate governance structure. More specifically, we believe that the Board of Directors should adopt as policy, and amend the bylaws as necessary, to require the Chair of the Board of Directors to be an independent member of the Board. This policy should be phased in for the next CEO transition.

Consequently, Ram Trust Services has been authorized by certain client, who owns 700 shares of common stock of Exxon Mobil Corporation, to submit on behalf of that client the attached shareholder proposal. This client will maintain throughout the period ended with Exxon Mobil's 2010 annual meeting not less than $2,000 worth of Exxon Mobil common stock and will be represented at Exxon Mobil's 2010 annual meeting to present the proposal.

Our client represented in this filing has owned Exxon Mobil continuously for more than twelve months. Proof of ownership is being submitted to you under separate cover.

I understand that this resolution is being co-filed by Mr. Stephen Viederman.

If Exxon Mobil would like to discuss the substance of this proposal with us, please contact Robert A.G. Monks at (207) 741-2795.

Very truly yours,

John P.M. Higgins
President

Cc: Abbe L. Dienstag, Esq., Kramer Levin Naftalis & Frankel, LLP

45 EXCHANGE STREET PORTLAND MAINE 04101 TELEPHONE 207 775 2354 FACSIMILE 207 775 4289

RESOLVED: The shareholders request the Board of Directors to adopt as policy, and amend the bylaws as necessary, to require the Chair of the Board of Directors to be an independent member of the Board. This policy should be phased in for the next CEO transition.

Supporting Statement:

We believe:

- The role of the CEO and management is to run the company.
- The role of the Board of Directors is to provide independent oversight of management and the CEO.
- There is a potential conflict of interest for a CEO to be her/his own overseer while managing the business.

Numerous institutional investors recommend separation. For example, California's Retirement System CalPERS' Principles & Guidelines encourage separation, even with a lead director in place.

In 2009, Yale University's Millstein Center for Corporate Governance and Performance published a Policy Briefing paper "*Chairing the Board,*" arguing the case for a separate, independent Board Chair.

The report stated that chairing and overseeing the Board is a time intensive responsibility and that a separate Chair leaves the CEO free to manage the company and build effective business strategies.

As Intel co-founder and former chairman Andrew Grove put it, "The separation of the two jobs goes to the heart of the conception of a corporation. Is a company a sandbox for the CEO, or is the CEO an employee? If he's an employee, he needs a boss, and that boss is the board. The chairman runs the board. How can the CEO be his own boss?"

An independent Chair also avoids conflicts of interest and improves oversight of risk. Any conflict in this role is reduced by clearly spelling out the different responsibilities of the Chair and CEO. An independent Chair is the prevailing practice in the United Kingdom and many other countries.

U.S. companies are recognizing increasingly that separating the Chair and the CEO is sound corporate governance practice; by 2008 close to 39% of the S&P 500 companies had boards not chaired by their chief executive.

Shareholder resolutions urging separation of CEO and Chair averaged 36.7% support in 2009 at 30 companies, an indication of strong and growing investor support.

In consideration of any potential disruption that would be caused by an immediate change, we are not seeking to replace our present CEO as Chair. To foster a simple transition, we request that this policy be phased in and implemented when the next CEO is chosen in the future. We believe the Board should declare now its support for this future governance reform, so that any prospective CEO will be aware of this change.

AXA Advisors, LLC

December 10, 2009

RECEIVED
DEC 14 2009
D. S. ROSENTHAL

Mr. Henry H. Hubble
Exxon/Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Re: Stephen Viederman & Gretchen Viederman, JTEN
Account #

Mr. Hubble:

AXA Advisors, LLC is the introducing investment advisor for the above referenced advisory account. AXA Advisors, LLC uses Linsco / Private Ledger Corporation for brokerage, clearing and custodial services.

I am writing to verify that the above referenced account currently has 758 shares of ExxonMobil Corporation (XOM) stock. In addition, the above referenced account has had beneficial ownership of at least $2000 in market value of the voting securities of XOM and that such beneficial ownership has existed for one or more years in accordance with Rule 14a-8(a)(1) of the Securities Exchange Act of 1934.

Should you have any questions, please contact me directly at 212-314-3055

Sincerely,

Page Pennell
VP, Senior Compliance Officer

Cc: David G. Henry
Stephen & Gretchen Viederman

RAM TRUST SERVICES

SHAREHOLDER PROPOSAL

DEC 11 2009

NO. OF SHARES ____________
DISTRIBUTION: DSR: RME: TJG:
LKB: JEP: DGH: SMD

December 11, 2009

VIA FEDEX PRIORITY OVERNIGHT

Mr. David Rosenthal
Vice President –Investor Relations
Secretary
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039

Dear Mr. Rosenthal,

Ram Trust Services and its clients are greatly concerned about Exxon Mobil's corporate governance structure. More specifically, we believe that the Board of Directors should adopt as policy, and amend the bylaws as necessary, to require the Chair of the Board of Directors to be an independent member of the Board. This policy should be phased in for the next CEO transition.

Consequently, Ram Trust Services has been authorized by certain client, who owns 700 shares of common stock of Exxon Mobil Corporation, to submit on behalf of that client the attached shareholder proposal. This client will maintain throughout the period ended with Exxon Mobil's 2010 annual meeting not less than $2,000 worth of Exxon Mobil common stock and will be represented at Exxon Mobil's 2010 annual meeting to present the proposal.

Our client represented in this filing has owned Exxon Mobil continuously for more than twelve months. Proof of ownership is being submitted to you under separate cover.

I understand that this resolution is being co-filed by Mr. Stephen Viederman.

If Exxon Mobil would like to discuss the substance of this proposal with us, please contact Robert A.G. Monks at (207) 741-2795.

Very truly yours,

John P.M. Higgins
President

Cc: Abbe L. Dienstag, Esq., Kramer Levin Naftalis & Frankel, LLP

45 Exchange Street Portland Maine 04101 Telephone 207 775 2354 Facsimile 207 775 4289

RESOLVED: The shareholders request the Board of Directors to adopt as policy, and amend the bylaws as necessary, to require the Chair of the Board of Directors to be an independent member of the Board. This policy should be phased in for the next CEO transition.

Supporting Statement:

We believe:

- The role of the CEO and management is to run the company.
- The role of the Board of Directors is to provide independent oversight of management and the CEO.
- There is a potential conflict of interest for a CEO to be her/his own overseer while managing the business.

Numerous institutional investors recommend separation. For example, California's Retirement System CalPERS' Principles & Guidelines encourage separation, even with a lead director in place.

In 2009, Yale University's Millstein Center for Corporate Governance and Performance published a Policy Briefing paper "*Chairing the Board,*" arguing the case for a separate, independent Board Chair.

The report stated that chairing and overseeing the Board is a time intensive responsibility and that a separate Chair leaves the CEO free to manage the company and build effective business strategies.

As Intel co-founder and former chairman Andrew Grove put it, "The separation of the two jobs goes to the heart of the conception of a corporation. Is a company a sandbox for the CEO, or is the CEO an employee? If he's an employee, he needs a boss, and that boss is the board. The chairman runs the board. How can the CEO be his own boss?"

An independent Chair also avoids conflicts of interest and improves oversight of risk. Any conflict in this role is reduced by clearly spelling out the different responsibilities of the Chair and CEO. An independent Chair is the prevailing practice in the United Kingdom and many other countries.

U.S. companies are recognizing increasingly that separating the Chair and the CEO is sound corporate governance practice; by 2008 close to 39% of the S&P 500 companies had boards not chaired by their chief executive.

Shareholder resolutions urging separation of CEO and Chair averaged 36.7% support in 2009 at 30 companies, an indication of strong and growing investor support.

In consideration of any potential disruption that would be caused by an immediate change, we are not seeking to replace our present CEO as Chair. To foster a simple transition, we request that this policy be phased in and implemented when the next CEO is chosen in the future. We believe the Board should declare now its support for this future governance reform, so that any prospective CEO will be aware of this change.

RAM TRUST SERVICES

December 15, 2009

VIA FEDEX PRIORITY OVERNIGHT

RECEIVED
DEC 15 2009
D.S. ROSENTHAL

SHAREHOLDER RELATIONS
DEC 16 2009
NO. OF SHARES
COMMENT:
ACTION:

Mr. David Rosenthal
Vice President –Investor Relations
Secretary
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039

Dear Mr. Rosenthal,

This letter will confirm ownership by our clients[1] of at least 700 shares of Exxon Mobil common stock. Our client individually meets the requirements set forth in rule 14a-8(b)(1). These shares are held by Northern Trust as custodian for Ram Trust Services. All of the shares have been held continuously since at least December 11, 2008, and our client intends to continue to hold such shares through the date of Exxon Mobil's 2010 annual meeting.

I enclose a copy Northern Trust's letter dated December 15, 2009 as proof of ownership in our account for the requisite time period. Please accept this telefax copy as the original was sent directly from Northern Trust.

I have also enclosed a copy of our clients' written authorization to file this shareholder proposal on their behalf and an investment management agreement that specifically gives us the aforementioned authority.

Please contact me if I can be of further assistance, or if you should require additional documentation related to our proposal.

Sincerely,

Michael P. Wood
Senior Portfolio Manager

Enclosures

---

[1] For the purposes of this letter, "clients" refers to our clients on whose behalf we have submitted a shareholder proposal for inclusion in the ExxonMobil's proxy materials for distribution in connection with the Company's 2010 annual meeting.

45 EXCHANGE STREET PORTLAND MAINE 04101 TELEPHONE 207 775 2354 FACSIMILE 207 775 4289

The Northern Trust Company
50 South La Salle Street
Chicago, Illinois 60603
(312) 630-6000

Northern Trust

December 15, 2009

Mr. Rex W. Tillerson
Chairman and Chief Executive Officer
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039

Re: Exxon Mobil Corporation (Shareholder Resolution) CUSIP 30231G102
Account : Ram Trust Services, Inc.

Dear Mr. Tillerson:

The Northern Trust Company is the custodian for Ram Trust Services. As of December 14, 2009, Ram Trust Services held 162,383 shares of Exxon Mobil Corporation CUSIP # 30231G102.

The above account has continuously held at least 159,020 shares of Exxon Mobil common stock for the period of December 14, 2008 through December 14, 2009.

Sincerely,

Rhonda Epler-Staggs
Northern Trust Company
Correspondent Trust Services
(312) 444-4114

CC: John P.M. Higgins, Ram Trust Services

*** FISMA & OMB Memorandum M-07-16 ***

John P.M. Higgins, Trustee
45 Exchange Street
Portland, ME 04101

December 1, 2009

Mr. Michael P. Wood
Senior Portfolio Manager
Ram Trust Services
45 Exchange Street
Portland, ME 04101

Dear Mr. Wood:

I hereby authorize Ram Trust Services to file a shareholder resolution on my behalf at Exxon Mobil Corporation addressing the need for the company to separate the offices of Chairman of the Board and Chief Executive Officer. I am the beneficial owner of 700 shares of Exxon Mobil Corporation common stock that I have held for over one year, and which I intend to hold through the date of the annual meeting in 2010.

I specifically give Ram Trust Services full authority to deal, on my behalf, with any and all aspects of the aforementioned shareholder resolution. I understand that my name may appear on the corporation's proxy statement as the filer of the aforementioned resolution.

Sincerely,

John P.M. Higgins
Trustee

INVESTMENT MANAGEMENT AGREEMENT

RAM TRUST SERVICES
45 Exchange Street, Suite 400
Portland, ME 04101

Client:

This INVESTMENT MANAGEMENT AGREEMENT is made as of November 1, 2001 between RAM TRUST SERVICES ("RAM") and the above-referenced client (the "Client").

1. The Client requests that RAM open and maintain an investment account (the "Account") in the name of the Client (or such other name as the Client and RAM agree) and that RAM hold in the Account and manage, in accordance with this Agreement, all securities and other property accepted by RAM at any time from or for the account of the Client (the "Property"). RAM is hereby designated as the Client's agent and attorney-in-fact, with full authority and discretion, on Client's behalf and at Client's sole risk, to:

(a) purchase and sell securities, in such amounts and at such prices and in such manner as RAM may deem advisable, for the Account from time to time, and otherwise deal with and manage the Property as fully to all intents and purposes as the Client might or could do in person;

(b) take custody of and safeguard the Property, in accordance with RAM's customary practices;

(c) collect and credit to the Account all receive all interest, dividends, income and other cash distributions on the Property; and

(d) collect and credit to the Account all matured or called securities in the Account and all other cash payments on account of principal of the Property.

RAM shall perform these services in a careful and prudent manner, with due consideration for the Client's investment objectives and investment restrictions expressly set forth on Schedule A hereto. The Client may change these investment objectives and investment restrictions from time to time by written instruction to RAM, in which case RAM shall implement the revised objectives and restrictions as soon as practicable.

2. RAM shall keep appropriate records of the Account, in accordance with RAM's customary practices, and shall furnish the Client with a report of all transactions on a quarterly basis.

☐ In addition, RAM will furnish a copy of all such reports to: ______________________________

3. This Agreement is not intended to create a trust, and the Client shall at all times own and retain ultimate ownership and control of the Property. RAM shall accept the Client's written, signed instructions regarding the Property, *provided that* such instructions are given sufficiently far in advance to reasonably permit RAM to act upon them. In addition, RAM may accept any oral, telephonic or electronic instruction RAM believes to be authorized by the Client. From time to time as the Client or RAM deems appropriate, the Client will confirm to RAM in writing which persons are authorized to give instructions to RAM in connection with the Account. RAM will not be held accountable for delays or losses resulting from failure to receive timely and suitable instructions from the Client; for any failure to provide in Schedule A an accurate description of the Client's investment objectives and investment limitations; or for any failure by the Client to provide timely notice of any change in such objectives or limitations.

4. The Client expressly assumes all risk of loss on investments for the Account. The Client agrees that RAM shall not be liable for loss or expense resulting from any action or decision by RAM or its employees or agents pursuant to this Agreement, or any failure to so act or decide, made in good faith and in a manner consistent with RAM's obligations under paragraph 1 page 1 except; except that this provision is not intended to limit liability for willful misfeasance, bad faith, or gross negligence, and is not intended to waive any rights or remedies that the Client may have under any applicable law or regulation. In cases where RAM relies in good faith on any written or oral instruction from the Client or the Client's agent or legal representative, the Client agrees reimburse RAM for all brokerage charges, other similar charges and other authorized charges Ram may incur.

5. RAM may, in its discretion and at its expense, avail itself of the services of one or more investment advisers, subadvisers, nominees, custodians, subcustodians, depositories, clearing corporations or other financial intermediaries of RAM's selection, and RAM agrees that its responsibilities under this Agreement will not be affected thereby.

6. Except as RAM otherwise determines, all securities in a form requiring registration shall be registered in RAM's name or in the name of RAM's nominee. Unless otherwise instructed by the Client, RAM will execute all requested purchases and sales of securities through Atlantic Financial Services of Maine, Inc. ("AFS"), or another registered broker-dealer of RAM's selection. The Client acknowledges that AFS is an introducing broker that is an affiliate of both RAM TRUST COMPANY and Ram Trust Services, Inc.

7. As the Client's agent and attorney-in-fact, RAM is granted full power and discretion to endorse, transfer, or deliver Account securities; to vote such securities on any and all matters; to execute proxies, waivers, consents, and other instruments relating to such securities; and to consent (or withhold consent) to any proposed merger, consolidation, reorganization, or liquidation requiring a vote of security holders.

8. RAM is authorized and requested to file on behalf of the Client any ownership, exemption or other certificate that in RAM's judgment is necessary or appropriate under applicable tax laws or other laws or regulations, and to report such other information concerning the Account as may in RAM's judgment be necessary or appropriate in connection therewith. Unless the box at the end of this paragraph is checked, however, the Client objects to disclosure by RAM of the Client's name, address and security position for purposes of reporting beneficial ownership under SEC Rule 14b-2 for securities held in the Account. ☐

9. The Client agrees that the Account will be subject to all applicable RAM TRUST SERVICES rules and regulations of general application, as in effect from time to time, and that RAM reserves the right to change such rules and regulations at any time.

10. Except as otherwise agreed in writing, the Client shall pay fees for RAM's services hereunder in accordance with <u>Schedule B</u> below. The Client acknowledges that RAM reserves the right to change RAM's fee schedule at any time, in which case the new fees shall become effective 60 days after written notice thereof to the Client (or such later date as RAM determines). Except as RAM and the Client otherwise agree, all fees and expenses incurred for the Account shall be:

☒ Debited from the Account ☐ Debited from the following account: _____

____

☐ Invoiced to ______________________________

11. The Client agrees to reimburse RAM for all charges and taxes RAM may incur as the Client's agent or custodian in connection with the Account or any transaction hereunder. RAM is hereby authorized to charge the Account and the Client for all expenses (including, without limitation, brokerage costs and attorneys' fees)

reasonably incurred by RAM in connection with its performance of this Agreement. To secure any payment obligations to RAM arising from or in connection with the Account or any other accounts maintained by the Client with RAM, the Client hereby grants RAM a security interest in all cash, securities and other property held in or through such accounts.

12. Either the Client or RAM may terminate this Agreement upon 30 days' prior written notice to the other party. The client may request that RAM trade only upon written request during the 30-day notice. In the absence of such a termination, the investment discretion and other powers conferred upon RAM will continue notwithstanding the death, disability, or legal incompetence of the Client or (as the case may be) any agent or legal representative of the Client. Termination shall not relieve the Client of responsibility for any prior act taken or any obligation previously incurred by RAM under this Agreement. Within a reasonable time after notice of termination is received, RAM will distribute all funds and other Property in the Account to the Client (or the Client's designee, if RAM is so instructed), after deduction by RAM for any fees, expenses, or other payments due to RAM from the Client. RAM will refund the unearned portion of any fees prepaid to RAM for a given period, based on the number of days remaining in the period as of the date the Property is finally distributed from the Account.

13. Any and all controversies or claims arising out of or relating to this Agreement shall be settled by arbitration in accordance with the Commercial Arbitration Rules (as then in effect) of the American Arbitration Association, or other procedures mutually agreed upon by the parties within 30 days of the initial demand for arbitration. Except as the parties may otherwise agree within such period, the arbitration shall take place in Portland, Maine before a panel of three neutral arbitrators having prior experience and training as arbitrators, at least one of whom shall be a Maine attorney having substantial securities law experience, and the arbitrators shall be required to decide each claim in accordance with applicable law and to set forth in writing the award and a summary of those facts considered by the arbitrators to be material to such decision. Judgment on the award rendered by the arbitrators may be entered in any court having jurisdiction thereof. This agreement to arbitrate shall be enforceable under the Maine Uniform Arbitration Act. It is understood that the parties are hereby waiving the right to seek judicial remedies, including the right to jury trial, in the event of a controversy or claim.

14. This Agreement shall be governed by the laws of the State of Maine, without giving effect to the conflict-of-law principles thereof.

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039

David S. Rosenthal
Vice President, Investor Relations
and Secretary

ExxonMobil

December 17, 2009

VIA UPS – OVERNIGHT DELIVERY

Mr. John P. M. Higgins
President
Ram Trust Services
45 Exchange Street
Portland, ME 04101

Dear Mr. Higgins:

This will acknowledge receipt of the proposal concerning an independent chairman, which you have submitted on behalf of a client of Ram Trust Services (the "Proponent") in connection with ExxonMobil's 2010 annual meeting of shareholders. By copy of a letter from Northern Trust, share ownership has been verified.

You should note that, if the proposal is not withdrawn or excluded, the Proponent or his representative, who is qualified under New Jersey law to present the proposal on the Proponent's behalf, must attend the annual meeting in person to present the proposal.

If you intend for a representative to present your proposal, you must provide documentation signed by you that specifically identifies your intended representative by name and specifically authorizes the representative to present the shareholder proposal on your behalf at the annual meeting. A copy of this authorization meeting state law requirements should be sent to my attention in advance of the meeting. Your authorized representative should also bring an original signed copy of the authorization to the meeting and present it at the admissions desk, together with photo identification if requested, so that our counsel may verify the representative's authority to act on your behalf prior to the start of the meeting.

In the event there are co-filers for this proposal and in light of the SEC staff legal bulletin 14C dealing with co-filers of shareholder proposals, we will be requesting each co-filer to provide us with clear documentation confirming your designation to act as lead filer and granting you authority to agree to modifications and/or withdrawal of the proposal on the co-filer's behalf. We think obtaining this documentation will be in both your interest and ours. Without clear documentation from all co-filers confirming and delineating your authority as representative of the filing group, and considering SEC staff guidance, it will be difficult for us to engage in productive dialogue concerning this proposal.

We are interested in discussing this proposal and will contact you in the near future.

Sincerely,

David Rosenthal

c: Mr. Robert A. G. Monks